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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                         INTERDEALER QUOTATION SYSTEM

                 Filed pursuant to Section 13 or 15(d) of the
                Securities Exchange Act of 1934 and rule 13a-17
                             or 15d-17 thereunder


                         Hi, Tiger International, Inc.
                         -----------------------------
                (Exact name of issuer as specified in charter)

                350 West 300 South, Salt Lake City, Utah 84101
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                    (Address of principal executive office)


Issuer's Telephone Number, Including area code:  801\332-1230
                                                 ------------

I.   CHANGE IN NUMBER OF SHARES OUTSTANDING
     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

     1.   Title of security $.001 Par Value Common Stock
                            ----------------------------------------------------
     2.   Number of shares outstanding before the change 2,513,299
                                                         -----------------------
     3.   Number of shares outstanding after the change 6,765,807
                                                        ------------------------
     4.   Effective date of change October 23, 1996
                                   ---------------------------------------------
     5.   Method of change:
          Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
           Merger
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     Give brief description of transaction:  On October 23, 1996, the issuer
                                             -----------------------------------
     issued 4,252,508 shares of its authorized, but unissued common stock in
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     exchange for all of the issued and outstanding stock of AvTel Holdings,
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     Inc., a California corporation, pursuant to the terms of an Acquisition
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     Agreement dated August 30, 1996
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II.  CHANGE IN NAME OF ISSUER
     1.   Name prior to change Hi, Tiger International, Inc.
                               ----------------------------
     2.   Name after change AvTel Communications, Inc.
                            -------------------------------
     3.   Effective date of charter amendment changing name October 23, 1996
                                                            ----------------
     4.   Date of shareholder approval of change, if required October 23, 1996
                                                              ----------------


Dated:  October 31, 1996          AvTel Communications, Inc.
        ----------------          (Formerly, Hi, Tiger International, Inc.)


                                  By  /s/ Anthony E. Papa
                                    --------------------------------------------
                                          Anthony E. Papa
                                          President & Chief Executive Officer